                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(A)

                               (AMENDMENT NO. 38)

                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:

                            KATHLEEN L. WERNER, ESQ.
                             CLIFFORD CHANCE US LLP
                               31 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 878-8000

                               SEPTEMBER 27, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 422317 10 7                   13D


    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            HEARST BROADCASTING, INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)[ ]
                                                                  (b)[ ]

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
                                        WC

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                             7.   SOLE VOTING POWER

       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY             8.   SHARED VOTING POWER
          EACH                             63,973,047
       REPORTING
      PERSON WITH
                             9.   SOLE DISPOSITIVE POWER



                            10.   SHARED DISPOSITIVE POWER
                                           63,973,047


    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           63,973,047

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                        [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          68.66%

    14.      TYPE OF REPORTING PERSON
                                          CO

CUSIP No. 422317 10 7                 13D

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              HEARST HOLDINGS, INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)[ ]
                                                                      (b)[ ]

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
                                       WC

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                       [ ]

    6.

             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       DELAWARE

                              7.  SOLE VOTING POWER

       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY              8.  SHARED VOTING POWER
          EACH                             63,973,047
       REPORTING
      PERSON WITH
                              9.  SOLE DISPOSITIVE POWER



                             10.  SHARED DISPOSITIVE POWER
                                           63,973,047

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           63,973,047

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                       [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           68.66%

    14.      TYPE OF REPORTING PERSON
                                           CO

CUSIP No. 422317 10 7                 13D


    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST CORPORATION

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)[ ]
                                                                       (b)[ ]

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
                                        WC

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                       [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE

                            7.    SOLE VOTING POWER

       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY            8.    SHARED VOTING POWER
          EACH                             63,973,047
       REPORTING
      PERSON WITH
                            9.    SOLE DISPOSITIVE POWER



                           10.    SHARED DISPOSITIVE POWER
                                           63,973,047

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           63,973,047

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                         [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           68.66%

    14.      TYPE OF REPORTING PERSON
                                            CO

CUSIP No. 422317 10 7                 13D


    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST FAMILY TRUST

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)[ ]
                                                                       (b)[ ]

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
                                        WC

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                      [ ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        CALIFORNIA

                              7.    SOLE VOTING POWER

       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY              8.    SHARED VOTING POWER
          EACH                               63,973,047
       REPORTING
      PERSON WITH
                              9.    SOLE DISPOSITIVE POWER



                             10.    SHARED DISPOSITIVE POWER
                                             63,973,047


    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           63,973,047

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                       [ ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            68.66%

    14.      TYPE OF REPORTING PERSON
                                           OO (Testamentary Trust)

                                  SCHEDULE 13D

         This Amendment No. 38 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $12,684,472. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4.  PURPOSE OF TRANSACTION.

         Hearst Broadcasting purchased the additional Securities reported in
Item 5(c) of this Statement in order to increase its equity interest in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of September 27, 2004, the Reporting Persons owned 21,086,729 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock, 300,000 of the Series A Preferred Securities and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series A Preferred Securities are convertible at the option of Hearst Broadcasting into shares of Series A Subordinated Debentures, on a share-for-share basis, and each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into shares of Series B Subordinated Debentures, on a share-for-share basis. Thereafter, each of the Series A Subordinated Debentures are required under the terms thereof to be converted into 601,539 shares of Series A Common Stock and each of the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 63,973,047 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 68.66% of the combined shares of Series A Common Stock and

Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of July 23, 2004, provided to the Reporting Persons by the Issuer.

         (c) Since filing Amendment No. 37 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions:

                    DATE              # OF SHARES            PRICE PER SHARE ($)            COST ($)
                    ----              -----------            -------------------            --------
                 8/25/2004                7,800                     24.90                     194,220
                 8/25/2004                3,350                     24.89                   83,381.50
                 8/25/2004                2,050                     24.88                      51,004
                 8/25/2004                  100                     24.87                       2,487
                 8/25/2004                  450                     24.85                   11,182.50
                 8/25/2004                  750                     24.81                   18,607.50
                 8/25/2004                4,250                     24.75                  105,187.50
                 8/25/2004                  250                     24.72                       6,180
                 8/25/2004                1,000                     24.71                      24,710
                 8/25/2004                  500                     24.70                      12,350
                 8/25/2004                  150                     24.66                       3,699
                 8/25/2004                1,100                     24.64                      27,104
                 8/25/2004                  300                     24.63                       7,389
                 8/25/2004                1,200                     24.62                      29,544
                 8/25/2004                  100                     24.51                       2,451
                 8/25/2004                  500                     24.49                      12,245
                 8/25/2004                  950                     24.47                   23,246.50
                 8/25/2004                1,000                     24.44                      24,440
                 8/25/2004                1,350                     24.43                   32,980.50
                 8/26/2004                  500                     24.56                      12,280
                 8/26/2004                1,300                     24.58                      31,954
                 8/26/2004                1,000                     24.60                      24,600
                 8/26/2004                  500                     24.65                      12,325
                 8/26/2004                  750                     24.66                      18,495
                 8/26/2004                1,000                     24.67                      24,670
                 8/26/2004                  200                     24.69                       4,938

                    DATE              # OF SHARES            PRICE PER SHARE ($)            COST ($)
                    ----              -----------            -------------------            --------
                 8/26/2004                1,300                     24.73                      32,149
                 8/26/2004                1,250                     24.74                      30,925
                 8/27/2004                  100                     24.70                       2,470
                 8/27/2004                  400                     24.80                       9,920
                 8/27/2004                  750                     24.83                   18,622.50
                 8/27/2004                1,000                     24.85                      24,850
                 8/27/2004                1,000                     24.86                      24,860
                 8/27/2004                2,750                     24.90                      68,475
                 8/27/2004                1,000                     24.91                      24,910
                 8/27/2004                4,250                     24.92                     105,910
                 8/27/2004                  500                     24.93                      12,465
                 8/27/2004                1,000                     24.94                      24,940
                 8/30/2004                1,000                     24.53                      24,530
                 8/30/2004                3,500                     24.54                      85,890
                 8/30/2004                2,500                     24.55                      61,375
                 8/30/2004                2,000                     24.57                      49,140
                 8/30/2004                  100                     24.58                       2,458
                 8/30/2004                2,200                     24.60                      54,120
                 8/30/2004                9,700                     24.62                     238,814
                 8/30/2004                2,500                     24.65                      61,625
                 8/30/2004                1,000                     24.69                      24,690
                 8/30/2004                2,000                     24.70                      49,400
                 8/30/2004                1,500                     24.71                      37,065
                 8/31/2004                1,000                     24.25                      24,250
                 8/31/2004                2,100                     24.26                      50,946
                 8/31/2004                2,000                     24.27                      48,540
                 8/31/2004                  600                     24.28                      14,568
                 8/31/2004                9,300                     24.29                     225,897
                 8/31/2004                3,000                     24.30                      72,900
                 8/31/2004                1,500                     24.31                      36,465
                 8/31/2004                4,000                     24.45                      97,800

                    DATE              # OF SHARES            PRICE PER SHARE ($)            COST ($)
                    ----              -----------            -------------------            --------
                 8/31/2004                1,000                     24.47                      24,470
                 8/31/2004                1,500                     24.49                      36,735
                 8/31/2004                1,100                     24.58                      27,038
                 8/31/2004                  400                     24.59                       9,836
                 8/31/2004                1,000                     24.60                      24,600
                 8/31/2004                1,000                     24.62                      24,620
                 9/1/2004                   400                     24.17                       9,668
                 9/1/2004                 2,000                     24.18                      48,360
                 9/1/2004                 5,000                     24.22                     121,100
                 9/1/2004                 6,100                     24.23                     147,803
                 9/1/2004                 3,000                     24.25                      72,750
                 9/1/2004                   100                     24.29                       2,429
                 9/1/2004                 1,500                     24.36                      36,540
                 9/1/2004                   300                     24.38                       7,314
                 9/1/2004                 2,200                     24.39                      53,658
                 9/1/2004                 1,000                     24.40                      24,400
                 9/1/2004                 1,000                     24.43                      24,430
                 9/1/2004                 1,000                     24.44                      24,440
                 9/1/2004                 1,000                     24.47                      24,470
                 9/1/2004                   900                     24.59                      22,131
                  9/2/2004                  100                     24.27                       2,427
                  9/2/2004                  100                     24.30                       2,430
                  9/2/2004                  200                     24.32                       4,864
                  9/2/2004                  400                     24.34                       9,736
                  9/2/2004                  800                     24.35                      19,480
                  9/2/2004                  200                     24.36                       4,872
                  9/2/2004                  300                     24.37                       7,311
                  9/2/2004                1,500                     24.38                      36,570
                  9/2/2004                2,400                     24.39                      58,536
                  9/2/2004                  200                     24.43                       4,886
                  9/2/2004                  600                     24.44                      14,664

                    DATE              # OF SHARES            PRICE PER SHARE ($)            COST ($)
                    ----              -----------            -------------------            --------
                  9/2/2004                  300                     24.47                       7,341
                  9/2/2004                1,200                     24.48                      29,376
                  9/2/2004                1,600                     24.53                      39,248
                  9/2/2004                1,100                     24.54                      26,994
                  9/2/2004                1,200                     24.58                      29,496
                  9/2/2004                  100                     24.64                       2,464
                  9/2/2004                  900                     24.72                      22,248
                  9/2/2004                  300                     24.73                       7,419
                  9/2/2004                5,200                     24.74                     128,648
                  9/2/2004                  900                     24.75                      22,275
                  9/2/2004                  200                     24.76                       4,952
                  9/2/2004                1,300                     24.77                      32,201
                  9/2/2004                1,600                     24.79                      39,664
                  9/2/2004                  300                     24.80                       7,440
                  9/2/2004                1,000                     24.85                      24,850
                  9/2/2004                  500                     24.86                      12,430
                  9/3/2004                  300                     24.47                       7,341
                  9/3/2004                  100                     24.48                       2,448
                  9/3/2004                  400                     24.50                       9,800
                  9/3/2004                  900                     24.55                      22,095
                  9/3/2004                1,000                     24.57                      24,570
                  9/3/2004                  300                     24.59                       7,377
                  9/3/2004                1,000                     24.60                      24,600
                  9/3/2004                  800                     24.62                      19,696
                  9/3/2004                3,200                     24.64                      78,848
                  9/3/2004                4,000                     24.65                      98,600
                  9/3/2004                1,000                     24.66                      24,660
                  9/3/2004                  500                     24.67                      12,335
                  9/7/2004                1,500                     24.58                      36,870
                  9/7/2004                2,000                     24.59                      49,180
                  9/7/2004                1,500                     24.60                      36,900

                    DATE              # OF SHARES            PRICE PER SHARE ($)            COST ($)
                    ----              -----------            -------------------            --------
                  9/7/2004                2,500                     24.62                      61,550
                  9/7/2004                1,000                     24.65                      24,650
                  9/7/2004                  500                     24.66                      12,330
                  9/7/2004                  200                     24.67                       4,934
                  9/7/2004                1,500                     24.68                      37,020
                  9/7/2004                3,000                     24.70                      74,100
                  9/7/2004                2,500                     24.71                      61,775
                  9/7/2004                1,300                     24.72                      32,136
                  9/8/2004                1,500                     24.68                      37,020
                  9/8/2004                  200                     24.70                       4,940
                  9/8/2004                7,000                     24.75                     173,250
                  9/8/2004                1,500                     24.77                      37,155
                  9/8/2004                1,300                     24.79                      32,227
                  9/8/2004                  500                     24.80                      12,400
                  9/8/2004                1,600                     24.81                      39,696
                  9/8/2004                2,500                     24.82                      62,050
                  9/8/2004                3,000                     24.84                      74,520
                  9/8/2004                2,000                     24.90                      49,800
                  9/8/2004                1,500                     24.95                      37,425
                  9/9/2004                1,000                     24.85                      24,850
                  9/9/2004                1,000                     24.89                      24,890
                  9/9/2004                1,400                     24.94                      34,916
                  9/9/2004                1,500                     24.95                      37,425
                  9/9/2004                2,000                     25.03                      50,060
                  9/9/2004                  100                     25.05                       2,505
                  9/9/2004                1,900                     25.06                      47,614
                  9/9/2004                  100                     25.07                       2,507
                  9/9/2004                  900                     25.08                      22,572
                  9/9/2004                  600                     25.10                      15,060
                  9/9/2004                4,700                     25.11                     118,017

                    DATE              # OF SHARES            PRICE PER SHARE ($)            COST ($)
                    ----              -----------            -------------------            --------
                  9/9/2004                4,800                     25.15                     120,720
                 9/10/2004                1,000                     24.95                      24,950
                 9/10/2004                  900                     24.96                      22,464
                 9/10/2004                2,000                     24.99                      49,980
                 9/10/2004                1,500                     25.00                      37,500
                 9/10/2004                2,600                     25.01                      65,026
                 9/10/2004               10,400                     25.02                     260,208
                 9/10/2004                2,000                     25.03                      50,060
                 9/10/2004                2,500                     25.04                      62,600
                 9/10/2004                1,000                     25.06                      25,060
                 9/10/2004                1,000                     25.08                      25,080
                 9/10/2004                2,500                     25.13                      62,825
                 9/10/2004                1,500                     25.15                      37,725
                 9/13/2004                1,000                     25.05                      25,050
                 9/13/2004                1,000                     25.15                      25,150
                 9/13/2004                2,700                     25.16                      67,932
                 9/13/2004                  100                     25.19                       2,519
                 9/13/2004                1,900                     25.20                      47,880
                 9/13/2004                  300                     25.21                       7,563
                 9/13/2004                1,000                     25.26                      25,260
                 9/14/2004                1,000                     24.49                      24,490
                 9/14/2004                1,500                     24.57                      36,855
                 9/14/2004                  500                     24.59                      12,295
                 9/14/2004                1,000                     24.64                      24,640
                 9/14/2004                1,500                     24.67                      37,005
                 9/14/2004                1,000                     24.80                      24,800
                 9/14/2004                  200                     24.84                       4,968
                 9/14/2004                2,000                     24.87                      49,740
                 9/14/2004                1,300                     24.88                      32,344
                 9/14/2004                2,000                     24.90                      49,800
                 9/14/2004                3,500                     24.98                      87,430

                    DATE              # OF SHARES            PRICE PER SHARE ($)            COST ($)
                    ----              -----------            -------------------            --------
                 9/14/2004                5,900                     24.99                     147,441
                 9/14/2004                1,500                     25.04                      37,560
                 9/14/2004                1,800                     25.09                      45,162
                 9/14/2004                1,500                     25.12                      37,680
                 9/14/2004                2,000                     25.13                      50,260
                 9/15/2004                1,000                     24.94                      24,940
                 9/15/2004                1,200                     25.00                      30,000
                 9/15/2004                1,400                     25.02                      35,028
                 9/15/2004                3,000                     25.03                      75,090
                 9/15/2004                1,500                     25.04                      37,560
                 9/15/2004                8,600                     25.05                     215,430
                 9/15/2004                  500                     25.06                      12,530
                 9/15/2004                1,000                     25.07                      25,070
                 9/15/2004                1,500                     25.09                      37,635
                 9/15/2004                1,000                     25.11                      25,110
                 9/15/2004                3,800                     25.12                      95,456
                 9/15/2004                  100                     25.16                       2,516
                 9/15/2004                  900                     25.17                      22,653
                 9/16/2004                1,600                     25.40                      40,640
                 9/16/2004                1,000                     25.41                      25,410
                 9/16/2004                1,000                     25.42                      25,420
                 9/16/2004                  400                     25.51                      10,204
                 9/16/2004                  100                     25.55                       2,555
                 9/16/2004                1,200                     25.57                      30,684
                 9/16/2004                  400                     25.60                      10,240
                 9/16/2004                2,300                     25.61                      58,903
                 9/17/2004                1,500                     25.18                      37,770
                 9/17/2004                4,000                     25.19                     100,760
                 9/17/2004                1,100                     25.26                      27,786
                 9/17/2004                1,000                     25.27                      25,270
                 9/17/2004                1,000                     25.28                      25,280

                    DATE              # OF SHARES            PRICE PER SHARE ($)            COST ($)
                    ----              -----------            -------------------            --------
                 9/17/2004                  700                     25.30                      17,710
                 9/17/2004                  200                     25.31                       5,062
                 9/17/2004                3,500                     25.32                      88,620
                 9/20/2004                  100                     25.16                       2,516
                 9/20/2004                  600                     25.17                      15,102
                 9/20/2004                3,000                     25.18                      75,540
                 9/20/2004                1,000                     25.19                      25,190
                 9/20/2004                  100                     25.20                       2,520
                 9/20/2004                1,000                     25.23                      25,230
                 9/20/2004                1,800                     25.24                      45,432
                 9/20/2004                1,000                     25.25                      25,250
                 9/20/2004                2,900                     25.28                      73,312
                 9/20/2004                1,500                     25.29                      37,935
                 9/20/2004                2,500                     25.30                      63,250
                 9/20/2004                3,000                     25.34                      76,020
                 9/20/2004                1,500                     25.35                      38,025
                 9/21/2004                1,000                     24.90                      24,900
                 9/21/2004                2,500                     24.91                      62,275
                 9/21/2004                2,100                     24.94                      52,374
                 9/21/2004                2,000                     24.96                      49,920
                 9/21/2004                5,000                     24.98                     124,900
                 9/21/2004                7,500                     24.99                     187,425
                 9/21/2004                3,400                     25.00                      85,000
                 9/21/2004                1,000                     25.05                      25,050
                 9/21/2004                1,000                     25.06                      25,060
                 9/21/2004                  500                     25.12                      12,560
                 9/22/2004                4,500                     24.48                     110,160
                 9/22/2004                1,000                     24.50                      24,500
                 9/22/2004                6,000                     24.51                     147,060
                 9/22/2004                  800                     24.52                      19,616
                 9/22/2004                1,000                     24.53                      24,530

                    DATE              # OF SHARES            PRICE PER SHARE ($)            COST ($)
                    ----              -----------            -------------------            --------
                 9/22/2004                  300                     24.54                       7,362
                 9/22/2004                5,800                     24.55                     142,390
                 9/22/2004                2,400                     24.56                      58,944
                 9/22/2004                2,500                     24.62                      61,550
                 9/22/2004                2,500                     24.64                      61,600
                 9/22/2004                  500                     24.66                      12,330
                 9/22/2004                  600                     24.70                      14,820
                 9/22/2004                  400                     24.77                       9,908
                 9/22/2004                  200                     24.78                       4,956
                 9/22/2004                  300                     24.79                       7,437
                 9/23/2004                7,000                     24.15                     169,050
                 9/23/2004                  400                     24.16                       9,664
                 9/23/2004                1,000                     24.21                      24,210
                 9/23/2004                1,000                     24.23                      24,230
                 9/23/2004                1,000                     24.31                      24,310
                 9/23/2004                2,500                     24.32                      60,800
                 9/23/2004                4,000                     24.35                      97,400
                 9/23/2004                  500                     24.37                      12,185
                 9/23/2004                3,300                     24.38                      80,454
                 9/23/2004                1,700                     24.39                      41,463
                 9/23/2004                1,000                     24.42                      24,420
                 9/23/2004                1,000                     24.47                      24,470
                 9/23/2004                1,000                     24.54                      24,540
                 9/24/2004               11,400                     24.22                     276,108
                 9/24/2004                8,900                     24.23                     215,647
                 9/24/2004                1,000                     24.24                      24,240
                 9/24/2004                2,100                     24.31                      51,051
                 9/24/2004                1,900                     24.32                      46,208
                 9/24/2004                1,900                     24.35                      46,265
                 9/24/2004                1,000                     24.37                      24,370
                 9/24/2004                1,400                     24.39                      34,146

                    DATE              # OF SHARES            PRICE PER SHARE ($)            COST ($)
                    ----              -----------            -------------------            --------
                 9/24/2004                  700                     24.40                      17,080
                 9/24/2004                1,000                     24.41                      24,410
                 9/24/2004                1,000                     24.42                      24,420
                 9/24/2004                1,000                     24.48                      24,480
                 9/27/2004                1,500                     23.96                      35,940
                 9/27/2004                1,000                     23.97                      23,970
                 9/27/2004                2,500                     23.99                      59,975
                 9/27/2004               25,000                     24.00                     600,000
                 9/27/2004                  300                     24.01                       7,203
                 9/27/2004                1,700                     24.03                      40,851
                 9/27/2004                2,000                     24.04                      48,080
                 9/27/2004                1,000                     24.05                      24,050
                 9/27/2004                1,200                     24.07                      28,884
                 9/27/2004                1,000                     24.08                      24,080
                 9/27/2004                1,800                     24.12                      43,416
                 9/27/2004                1,000                     24.13                      24,130
                                        513,900                                          $ 12,684,472
                                        =======                                          ============

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In May 1998, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, Hearst's Board approved the purchase from time to time by Hearst Broadcasting of up to 20 million shares of the Issuer (inclusive of the fifteen million shares previously authorized). Hearst Broadcasting's transactions under its program, for which the authorization remains active, are reported elsewhere in this Schedule.

         In May 1998, the Issuer's Board of Directors authorized the repurchase of up to $300 million of Series A Common Stock, such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion.

         There can be no assurance that Hearst Broadcasting or the Issuer will continue to repurchase shares in the future or, if either of them does so, what the terms of such repurchases will be. However, to the extent that both Hearst Broadcasting and the Issuer decide to purchase shares of Series A Common Stock on any single day, they are required to aggregate their purchases and to use a single broker/dealer pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Accordingly, they have agreed that any such purchases on that day will be divided between them equally.

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2004



                                      HEARST BROADCASTING, INC.


                                      By: /s/ Jodie W. King
                                          -------------------------------------
                                         Name:     Jodie W. King
                                         Title:    Vice President and Secretary

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2004



                                      HEARST HOLDINGS, INC.


                                      By: /s/ Jodie W. King
                                         ---------------------------------------
                                         Name:     Jodie W. King
                                         Title:    Vice President and Secretary

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2004



                                      THE HEARST CORPORATION


                                      By: /s/ Jodie W. King
                                          --------------------------------------
                                         Name:     Jodie W. King
                                         Title:    Vice President and Secretary

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2004



                                      THE HEARST FAMILY TRUST


                                      By: /s/ Frank A. Bennack, Jr.
                                          --------------------------------------
                                         Name:     Frank A. Bennack, Jr.
                                         Title:    Trustee